                            M.S.D. & T. FUNDS, INC.
                                 ("Registrant")
                                   Form N-SAR

                     For the Fiscal Year Ended May 31, 1999


Sub-Item 77D:  Policies with respect to security investments.

At a regular meeting of the Registrant's Board of Directors held on January 22, 1999, the Board approved a change in the investment policies of Registrant's equity and bond funds with respect to investments in the securities of other investment companies to provide that in addition to money market funds, each of Registrant's equity and bond funds is permitted to invest in the securities of other non-money market investment companies that invest in the same type of securities in which the particular fund is permitted to invest, subject to the limitations imposed by the Investment Company Act of 1940, as amended.